SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)(1)

SMITH & WOLLENSKY RESTAURANT GROUP, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class Of Securities)

831758107
(CUSIP Number)

Linda Crouch-McCreadie
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
207 Mockingbird Lane, Suite 300
Johnson City, Tennessee 37602
(423) 928 0181
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications)

December 15, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d l(e),13d l(f) or l3d-l(g), check the following box   ”

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
_____________________
(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

13D

CUSIP No. 631758107	Page 2
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	John M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	448,672
8.	Shared Voting Power	0
9.	Sole Dispositive Power	448,672
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	448,672
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.872%
14.	Type of Reporting Person (See Instructions)	IN

13D

CUSIP No. 631758107	Page 3
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Joan P. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	448,672
8.	Shared Voting Power	0
9.	Sole Dispositive Power	448,672
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	448,672
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.872%
14.	Type of Reporting Person (See Instructions)	IN

13D
CUSIP No. 631758107	Page 4
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	Susan. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	448,672
8.	Shared Voting Power	0
9.	Sole Dispositive Power	448,672
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	448,672
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.872%
14.	Type of Reporting Person (See Instructions)	IN

13D

CUSIP No. 631758107	Page 5
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	James M. Gregory
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	448,672
8.	Shared Voting Power	0
9.	Sole Dispositive Power	448,672
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	448,672
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.872%
14.	Type of Reporting Person (See Instructions)	IN

13D

CUSIP No. 631758107	Page 6
1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons	SJ Strategic Investments LLC 30-0060195
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b) (x)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2)d) or 2(e)
6.	Citizenship or Place of Organization	United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	448,672
8.	Shared Voting Power	0
9.	Sole Dispositive Power	448,672
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	448,672
12.	Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.872%
14.	Type of Reporting Person (See Instructions)	IN
This Amendment No. 1 to the Schedule 13D relating to the Common Stock of Smith & Wollensky Restaurant Group, Inc. is being filed to report a disposition of shares of the Common Stock.

Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates is the Common Stock, $0.01 par value (the “Common Stock”), of Smith & Wollensky Restaurant Group, Inc. (the “Issuer”) . The Issuer’s principal executive offices are located at 1114 First Avenue, New York, NY 10021

Item 2. Identity and Background.

(a) This report is being filed by John M. Gregory and Joan P. Gregory, husband and wife, Susan Gregory, James M. Gregory and SJ Strategic Investments LLC (collectively, the “Reporting Persons”) . SJ Strategic Investments LLC (“SJSI”)is a Tennessee limited liability company which has a principal business of engaging in investment activities. The members of SJSI are John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory. Susan Gregory and James M. Gregory are the children of John M. Gregory and Joan P. Gregory.

(b)	The address for the Reporting Persons and the principal business office for SJSI is,

SJ Strategic Investments LLC
340 Edgemont Avenue, Suite 500
Bristol, TN 37620.

(c) John M. Gregory is the Managing Member of SJSI. Joan P. Gregory is a homemaker and is not presently employed in any other capacity. Susan Gregory is the Chief Investment Officer for SJSI. James M. Gregory is a full-time student.

(d)and(e) None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f) John M. Gregory, Joan P. Gregory, Susan Gregory and James M. Gregory are citizens of the United States of America.

Item 3  Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4. Purpose of Transaction.

Not Applicable

Item 5. Interest in Securities of Issuer

(a)
The calculations in this Item are based upon 9,208,146 shares of Common Stock issued and outstanding as of November 17, 2005 (based on disclosures made by the Issuer in its Quarterly Report on Form 10-Q filed on November 17, 2005) . As of the date hereof, the Reporting Persons beneficially owned 448,672 shares or 4.872% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule l3d-3 promulgated under the Act.

(b)
SJSI has the sole power to vote or direct the vote of 448,672 shares and the sole power to dispose or direct the disposition of 448,672 shares. Because John M. Gregory controls all of the voting interests of SJSI with respect to the securities, he may be deemed to have the sole power to vote and direct the vote of 448,672 shares and the sole power to dispose and direct the disposition of 448,672 shares, Neither Joan P. Gregory, Susan Gregory nor James M. Gregory presently have the power to dispose, direct the disposition, vote or direct the vote of shares of Common Stock held by SJSI. However, they may be deemed to indirectly beneficially own shares of Common Stock of the Issuer held by SJSI due to their financial interests in SJSI.

(c)	During the 60 day period ended as of the date hereof. The Reporting Persons have engaged in the following transactions, with all purchases having been made for cash,

Transaction	Date	No. of Shares	Average Price Per Share
Purchase	11/07/2005	7,000	$ 6.0177

Sold	11/04/2005	31,700	$5.8502
Sold	11/07/2005	14,300	$5.7276
Sold	11/08/2005	26,206	$5.7471
Sold	11/09/2005	1,600	$5.6863
Sold	11/10/2005	2,200	$5.6655
Sold	11/11/2005	298	$5.7066
Sold	11/14/2005	300	$5.81
Sold	11/15/2005	200	$5.9
Sold	11/17/2005	5,000	$5.7346
Sold	11/18/2005	6,000	$5.664
Sold	11/21/2005	696	$5.7513
Sold	11/22/2005	300	$5.71
Sold	11/23/2005	3,400	$5.5814
Sold	12/06/2005	26,500	$5.49
Sold	12/07/2005	50,000	$5.5
Sold	12/08/2005	2,500	$5.58
Sold	12/14/2005	60,000	$5.3371

(d)  The Reporting Persons affirm that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement (previously filed)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2005                 /s/ John M. Gregory
John M. Gregory

/s/ Joan P. Gregory
Joan P. Gregory

/s/ Susan Gregory
Susan Gregory

/s/ James M. Gregory
James M. Gregory

SJ Strategic Investments LLC

By: /s/ John M. Gregory
John M. Gregory
Its: Managing Member